FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending April 12, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





         Notification of Transactions of Directors, Persons Discharging
                 Managerial Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 11 April 2006 of an increase in their notional interests in Ordinary Shares at a price of GBP14.66 per share and ADRs at a price of $51.14 per ADR following the notional re-investment of the dividend paid to shareholders on 6 April 2006.

(Name of Director/PDMR)            (no of ADRs)

Mr R Bondy                         1,546.952 Ordinary shares

Dr W Calhoun                       501.039 ADRs

Mr M Dunoyer                       582.618 Ordinary shares

Dr J P Garnier                     4,008.312 ADRs

Dr R Greig                         501.039 ADRs

Mr J Heslop                        152.735 Ordinary shares

Mr D Phelan                        771.600 ADRs

Dr D Pulman                        511.819 Ordinary shares
                                   245.792 ADRs

Mr D Stout                         1,483.075 ADRs

Mr C Viehbacher                    771.600 ADRs

Mr A Witty                         1,362.697 Ordinary shares

Dr T Yamada                        1,202.494 ADRs

Mrs J Younger                      351.580 Ordinary shares


The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).

S M Bicknell
Company Secretary

12 April 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 12, 2006                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc